Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2010 and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles. This Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of the Company for the year ended June 30, 2010 as compared to the year ended June 30, 2009. Material differences between Canadian and U.S generally accepted accounting principles are described in note 20 to the financial statements for the year ended June 30, 2010. This MD&A includes financial information derived from the annual audited consolidated financial statements. This review was performed by management with information available as of September 24, 2010.

Where “we”, “us”, “our”, “Transition” or the “Company” is used, it is referring to Transition Therapeutics Inc. and its wholly-owned subsidiaries, unless otherwise indicated. All amounts are in Canadian dollars, unless otherwise indicated.

Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking statements within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “intend”, “may” or similar words suggesting future outcomes. This forward-looking information is subject to various risks and uncertainties, including those discussed below, that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is provided as of the date of this MD&A unless otherwise stated, and the Company will not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by securities laws.

Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: the evaluation of the profitability of the revenue contracts, amount owing to Elan Pharma International Limited (“Elan”) should the Company participate in the post Phase II development of ELND005 (AZD-103), the Company’s current cash projection which indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months, expected levels of losses in upcoming periods, the impact of ongoing preclinical development and clinical trials on research and development costs in fiscal 2011 and beyond, the impact of the Company’s International Financial Reporting Standards (“IFRS”) conversion project, and the expected level of general and administrative and amortization expense in fiscal 2011 and beyond.

Some of the assumptions, risks and factors which could cause future outcomes to differ materially from those set forth in the forward-looking information include, but are not limited to: (i) the assumption that the Company will be able to obtain sufficient and suitable financing to support operations, clinical trials and commercialization of products, (ii)

the risk that the Company may not be able to capitalize on partnering and acquisition opportunities, (iii) the assumption that the Company will obtain favourable clinical trial results in the expected timeframe, (iv) the assumption that the Company will be able to adequately protect proprietary information and technology from competitors, (v) the risks relating to the uncertainties of the regulatory approval process, (vi) the impact of competitive products and pricing and the assumption that the Company will be able to compete in the targeted markets, and (vii) the risk that the Company may be unable to retain key personnel or maintain third party relationships, including relationships with key collaborators.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Prospective investors should carefully consider the information contained under the heading “RISKS AND UNCERTAINTIES” in the Company’s annual MD&A and all other information included in or incorporated by reference in this MD&A before making investment decisions with regard to the securities of the Company.

OVERVIEW

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company’s lead product is ELND005 (AZD-103) for the treatment of Alzheimer’s disease. Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates targeting anti-inflammatory and metabolic indications. TT-301 and TT-302 are small molecule anti-inflammatory compounds that have demonstrated efficacy in preclinical models of rheumatoid arthritis, Alzheimer’s disease, intracerebral hemorrhage (“ICH”) and traumatic brain injury (“TBI”). Transition has also in-licensed a series of preclinical compounds from Eli Lilly and Company in the area of diabetes.

During fiscal 2010 and up to the date of this MD&A, the Company announced the following:

ELND005 (AZD-103) – Alzheimer’s Disease:

•

On August 9, 2010, Elan and Transition announced topline summary results of a Phase II study and plans for Phase III for ELND005 (AZD-103). The study did not achieve significance on co-primary outcome measures (NTB and ADCS-ACL). The study identified a dose with acceptable safety and tolerability. The dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid and effects on clinical endpoints in an exploratory analysis. Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies. Also, Elan and Transition have agreed to work together to systematically explore all strategic, operational, and global options for the asset with the intent of maximizing the value of this innovative potential therapeutic;

•

On December 15, 2009, Elan and Transition announced modifications to ELND005 (AZD-103) Phase II clinical trials in Alzheimer’s disease. Patients were withdrawn immediately from the study in the two higher dose groups (1000mg and 2000mg dosed twice daily). The study continued unchanged for patients who were assigned to the lower dose (250mg dosed twice daily) and placebo groups. The open label extension study was modified to dose patients only at 250mg twice daily. Greater rates of serious adverse events, including nine deaths, were observed among patients receiving the two highest doses. A direct relationship between ELND005 (AZD-103) and these deaths has not been established. The Independent Safety Monitoring Committee (“ISMC”) and both companies concurred that the tolerability and safety data are acceptable among patients receiving the 250mg dose and that the blinded study should continue for this dose and the placebo group;

•

On July 13, 2009, Elan and Transition announced Phase I data showing ELND005 (AZD-103) achieves desired concentrations in brain tissue and cerebrospinal fluid when given orally. Preclinical data also were presented showing that ELND005 (AZD-103) administration is associated with preservation of choline acetyltransferase (ChAT), reflecting preservation of nerve cells that are critical to memory function in the brain. These results were presented at the 2009 Alzheimer’s Association International Conference on Alzheimer’s Disease (ICAD 2009) in Vienna, Austria.

TT-301/TT-302 – Inflammation Indications:

•

On June 30, 2010, Transition announced the initiation of a Phase I clinical study of TT-301. The study is a double blind, randomized, placebo controlled study in which healthy volunteers will receive placebo or escalating doses of intravenously administered TT-301. The primary objectives of the trial are to evaluate the safety, tolerability and pharmacokinetics of TT-301. The data from Phase I studies are a first step in the development of TT-301 for central nervous system (“CNS”) intravenous indications, ICH and TBI.

TT-401/ TT-402 – Diabetes:

•

On March 3, 2010, Transition announced a licensing agreement with Eli Lilly and Company to acquire the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss.

TT-223 – Diabetes:

•

On September 17, 2010, Transition announced the clinical study of TT-223 in combination with a GLP-1 analogue did not meet study efficacy endpoints. Given these findings, there will be no further development of TT-223;

•

On January 25, 2010, Transition announced results from a Phase II clinical study of gastrin analogue, TT-223, in patients with type 2 diabetes. Patients who received the highest daily dose of TT-223 for 12 weeks and completed the entire study without adjusting their diabetes therapies experienced a statistically significant reduction in HbA1c of 1.13%, 6 months after completing TT-223. Patients who had received placebo treatment experienced a 0.22% HbA1c reduction 6 months post-treatment. HbA1c is a reflection of a person’s average glucose level and is used by doctors as a measure of glucose management. Post prandial (after a meal) and AUC (area under the curve) glucose showed improvement versus placebo but not against baseline at 3 and 6 months post-treatment, while fasting blood glucose and mixed meal tolerance insulin parameter tests did not show improvement. No detectable changes in weight were observed. There were no treatment-related serious adverse events. The most common adverse event was nausea, which was generally mild to moderate and decreased in frequency and severity over the treatment period.

Corporate Development:

•

On September 28, 2009, the Company filed a preliminary short form base shelf prospectus with securities regulatory authorities in Canada and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10. The shelf prospectus has become effective and provides for the potential offering in selected Canadian provinces and the United States of up to an aggregate amount of US$75 million of Transition’s common shares, warrants, or a combination thereof, from time to time in one or more offerings until November 8, 2011. Utilization of the US shelf prospectus is dependent upon meeting certain market capitalization thresholds at the time of financing.

STRATEGIC COLLABORATIONS

Elan Pharma International Limited

In September 2006, Transition announced a global collaboration with Elan to develop and commercialize ELND005 (AZD-103). Under the terms of the agreement, Transition has received an up-front payment of US$15 million in two separate tranches. The up-front payments received from Elan have been recorded as deferred revenue. On December 21, 2007, the Company and Elan jointly announced that the first patient had been dosed in the Phase II clinical study of ELND005 (AZD-103). As a result, the Company received a US$5 million milestone payment, which was triggered by the initiation of the Phase II clinical trial.

Dependent upon the successful development, regulatory approval and commercialization of ELND005 (AZD-103), the Company will be eligible to receive milestone payments of up to US$180 million. Elan and the Company will share the costs and operating profits of ELND005 (AZD-103) if successfully developed and commercialized. Transition’s current cost share and ownership interest is 30%.

On August 9, 2010, Elan and Transition announced that they intend to advance ELND005 (AZD-103) into Phase III studies and have agreed to work together to systematically explore all strategic, operational, and global options for the asset with the intent of maximizing the value of ELND005 (AZD-103). Per the collaboration agreement, Transition may elect to maintain its 30% cost sharing percentage, increase such percentage up to 40% or decide not to continue cost sharing. If Transition continues cost sharing, then Transition will be entitled to a share of the operating profits from the commercialization of ELND005 (AZD-103) equal to its cost sharing percentage and is entitled to a milestone payment of US$25 million upon initiation of the first Phase III trial. If Transition elects not to continue cost sharing, then Transition will be entitled to receive reduced milestone payments and tiered royalty payments on net sales of ELND005 (AZD-103) ranging in percentage from a high single digit to the mid teens, depending on the level of sales, for so long as ELND005 (AZD-103) is being commercialized. On August 20, 2010, Elan and Transition amended the collaboration agreement to extend the period, in which Transition may elect to maintain or increase its cost sharing percentage or decide to not continue cost sharing, to December 1, 2010.

Under the terms of the agreement, the Company can elect to participate in post Phase II development. The Company has until December 1, 2010 to make this election. Currently, certain post Phase II development costs are being incurred by Elan and these costs are being tracked by Elan for potential reimbursement by Transition should the Company elect to participate in post Phase II development. If the Company elects to participate in the post Phase II development, based on the Company’s development percentage of 30%, the Company would owe Elan approximately US$2.4 million for post Phase II development costs incurred up to June 30, 2010. If the Company elects to increase its participation to 40%, the Company would be required to make payments to Elan not in excess of US$10.0 million in respect of a fee to increase its participation percentage, and an additional US$0.8 million in respect of the post Phase II development costs. These costs have not been recorded as an expense or a liability at June 30, 2010 as the Company has not yet made a decision as to its participation.

Eli Lilly and Company

On March 3, 2010, Transition and Lilly entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and will retain the option to reacquire the rights to the compounds at a later date. Lilly will retain this option up until the end of Phase II. If Lilly exercises these rights, Transition would be eligible to receive milestone payments up to US$250 million and up to low double digit royalties on sales of products containing such compounds should such products be successfully commercialized. If Lilly does not exercise these rights, Lilly would be eligible for low single digit royalties from Transition on sales of products containing such compounds should such products be successfully commercialized.

The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

With respect to the gastrin program, in September 2010, Transition announced the clinical study of TT-223 in combination with a GLP-1 analogue did not meet study efficacy endpoints. Given these findings, there will be no further development of TT-223. However, the next generation diabetes compounds that Transition has in-licensed from Lilly (TT401/402), as announced on March 3, 2010, act through a distinctly different mechanism of action from gastrin based therapies. The companies continue to work diligently on this program and the licensing arrangement is unaffected by the TT-223 clinical study results.

PROGRAMS

Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition’s vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return. The Company’s technologies are as follows:

ELND005 (AZD-103) for Alzheimer’s Disease

Alzheimer’s disease is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer’s disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions. People with Alzheimer’s disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.

The disease mainly affects individuals over the age 65 and it is estimated over 18 million people are suffering from Alzheimer’s disease worldwide. The likelihood of developing late-onset Alzheimer’s approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent. In the U.S., Alzheimer’s disease is the fourth leading cause of death and current direct/indirect costs of caring for an estimated 4.5 million Alzheimer’s disease patients are at least US$100 billion annually.

Current FDA approved Alzheimer’s disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs is known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer’s disease. With an aging population, there is a great need for disease-modifying compounds that can slow or reverse disease progression.

In April 2007, Transition announced that the FDA granted Fast Track designation to ELND005 (AZD-103). Under the FDA Modernization Act of 1997, Fast Track designation is intended to facilitate the development and expedite the review of a drug or biologic if it is intended for the treatment of a serious or life-threatening condition, and it demonstrates the potential to address unmet medical needs for such a condition.

On August 30, 2007, the Company announced the completion of Phase I clinical studies with ELND005 (AZD-103). Transition and its development partner Elan have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND005 (AZD-103) in healthy volunteers. Approximately 110 subjects have been exposed to ELND005 (AZD-103) in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and CSF and plasma studies. ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease.

On December 21, 2007, Elan and Transition announced that the first patient had been dosed in a Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease. The study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in approximately 340 patients with mild to moderate Alzheimer’s disease. The study will evaluate both cognitive and functional endpoints, and each patient’s participation was planned to last approximately 18 months.

On December 24, 2007, Transition announced that in connection with the initiation of the Phase II clinical study, the Company issued the former shareholders of Ellipsis Neurotherapeutics Inc. (“ENI”) the first contingent consideration milestone in the form of 174,123 Transition common shares at a price of $10.86 per share. The shares issued had a fair value of $1,890,976 which represents additional consideration paid to acquire the technology, products and patents from ENI and accordingly, has been capitalized as intangible assets and will be amortized over the remaining useful life of the technology, products and patents.

On October 20, 2008, Elan and Transition announced the patient enrollment target for the Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease was achieved.

On April 23, 2009, Elan and Transition announced the receipt of a key patent for Alzheimer’s disease treatment with ELND005 (AZD-103). The United States Patent and Trademark Office issued US patent number 7,521,481 on April 21, 2009. The patent is entitled “Methods of Preventing, Treating and Diagnosing Disorders of Protein Aggregation,” and generally claims methods for treating Alzheimer’s disease comprising administering scyllo-inositol ELND005 (AZD-103). The patent will expire in the year 2025 or later due to any patent term extensions.

On July 13, 2009, Elan and Transition announced Phase I data showing ELND005 (AZD-103) achieves desired concentrations in brain tissue and cerebrospinal fluid when given orally. Preclinical data also were presented showing that ELND005 (AZD-103) administration is associated with preservation of choline acetyltransferase (ChAT), reflecting preservation of nerve cells that are critical to memory function in the brain. These results were presented at the 2009 Alzheimer’s Association International Conference on Alzheimer’s Disease (ICAD 2009) in Vienna, Austria.

On December 15, 2009, Elan and Transition announced modifications to ELND005 (AZD-103) Phase II clinical trials in Alzheimer’s disease. Patients were withdrawn immediately from the study in the two higher dose groups (1000mg and 2000mg dosed twice daily). The study continued unchanged for patients who are assigned to the lower dose (250mg dosed twice daily) and placebo groups. The study was modified to dose patients only at 250mg twice daily. Greater rates of serious adverse events, including nine deaths, were observed among patients receiving the two highest doses. A direct relationship between ELND005 (AZD-103) and these deaths has not been established. ISMC and both companies concur that the tolerability and safety data are acceptable among patients receiving the 250mg dose and that the blinded study should continue for this dose and the placebo group.

On August 9, 2010, Elan and Transition announced topline summary results of the Phase II study and plans for Phase III for ELND005 (AZD-103). The AD201 study did not achieve significance on co-primary outcome measures (NTB and ADCS-ACL). The study identified a dose with acceptable safety and tolerability. The dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid and effects on clinical endpoints in an exploratory analysis. Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies. Also, Elan and Transition agreed to work together to systematically explore all strategic, operational, and global options for the asset with the intent of maximizing the value of this innovative potential therapeutic.

Expenditures for the ELND005 (AZD-103) Program

During the year ended June 30, 2010 and 2009, the Company incurred direct research and development costs for this program as follows:

ELND005 (AZD-103) Program (1)	Fiscal 2010	Fiscal 2009
Pre-clinical studies	$4,871	$71,661
Clinical studies	—	(2,131)
Manufacturing	14,788	20,321
Other direct research	41,400	23,032
Due to (from) Elan
Clinical studies	3,534,490	5,578,761
Manufacturing	451,964	1,539,675
Other direct research	672,085	475,861
Other	524,815	749,743

TOTAL	$5,244,413	$8,456,923

(1)	These costs, except “Due to (from) Elan”, are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

TT-301 / TT-302

Pro-inflammatory cytokines are part of the body’s natural defense mechanism against infection. However, the overproduction of these cytokines can play a harmful role in the progression of many different diseases. In the last decade there have been antibody and protein therapies approved (including Enbrel, Remicade and Humira) to inhibit the activity of pro-inflammatory cytokines. Each of these therapies has made a significant impact in the treatment regimen for hundreds of thousands of patients suffering from arthritis, Crohn’s disease, and other autoimmune disorders and has annual sales in excess of $1.5 billion. The therapeutic and commercial success of these therapies provides a strong proof of concept for the approach of targeting pro-inflammatory cytokines. Unfortunately, an antibody or protein approach is not desirable for the treatment of CNS diseases for a variety of reasons including an inability to sufficiently cross the blood brain barrier.

To address this large unmet medical need, Transition is developing a class of small molecule compounds that are designed to cross the blood brain barrier and have been shown to have an inhibitory effect on pro-inflammatory cytokines. Animal model studies have been performed demonstrating that members of this class of compounds can have a therapeutic effect on CNS diseases including Alzheimer’s disease, TBI, ICH, and others. Transition is also investigating the use of these molecules in the treatment of peripheral diseases mediated by pro-inflammatory cytokines, such as arthritis.

Development of TT-301 and TT-302

Transition’s lead drug candidates in development are TT-301 and TT-302. These novel drug candidates are derived from a diligent drug design program engineered to produce compounds optimized to target inhibiting pro-inflammatory cytokines in the brain and the periphery. Each compound is designed to cross the blood-brain-barrier and each has the flexibility to be administered by injection or orally. In preclinical studies, both TT-301/302 have shown a favorable safety profile and therapeutic window for efficacy.

On June 30, 2010 Transition announced the initiation of a Phase I clinical study of TT-301 and that the first patient was dosed. The study is a double blind, randomized, placebo controlled study in which healthy volunteers will receive placebo or escalating doses of intravenously administered TT-301. The primary objectives of the trial are to evaluate the safety, tolerability and pharmacokinetics of TT-301.

The data from Phase I studies are a first step in the development of TT-301 for CNS intravenous indications, ICH and TBI. In well-established rodent models of chronic neuroinflammatory disorders, treatment with TT-301 reduced recruitment of activated microglia, reduced cerebral edema and improved motor skills and neurocognitive outcomes. The goal of intravenously administered TT-301 is to provide a short-term treatment, that following CNS injury, can reduce destructive glial cell derived inflammatory cycles, and their long-term neurotoxic effects.

In follow up studies, the Company plans to advance oral formulations of lead drug candidate TT-302 for inflammatory diseases such as rheumatoid arthritis. Both TT-301 and TT-302 are novel, orally available, small molecule compounds that can suppress inflammatory cytokine production, reduce inflammation and improve outcomes in preclinical models of collagen-induced arthritis. Currently, Phase I enabling preclinical studies are being performed for oral forms of TT-302. Transition may seek a partnership to access specialized expertise and resources to maximize the potential of these therapies.

Expenditures for the TT-301/302 Program

During the year ended June 30, 2010 and 2009, the Company incurred direct research and development costs for this program as follows:

TT-301/302 Program (1)	Fiscal 2010	Fiscal 2009
Pre-clinical studies	$1,225,114	$537,900
Clinical studies	122,145	—
Manufacturing	1,241,830	332,671
Other direct research	119,841	10,133
TOTAL	$2,708,930	$880,704

(1)	These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

Development of TT-401 and TT-402 For Diabetes

Diabetes is a disease in which the body does not produce or properly use insulin. Insulin is a hormone released from islet cells located in the pancreas that is needed to convert sugar, starches and other food into energy needed for daily life. There are two primary forms of diabetes; type 1 diabetes and type 2 diabetes.

Type 1 diabetes develops when the body’s immune system destroys pancreatic islet beta cells, the only cells in the body that make the hormone insulin that regulates blood glucose. To survive, people with type 1 diabetes must have insulin delivered by injection or pump. Type 1 diabetes accounts for 5-10% of all diagnosed cases of diabetes.

Type 2 diabetes usually begins as insulin resistance, a disorder in which the cells do not use insulin properly. As the need for insulin increases, the pancreas gradually loses its ability to produce it. Current treatments for type 2 diabetes include lifestyle changes, oral medications, incretin therapy and insulin therapy. Type 2 diabetes accounts for about 90-95% of all diagnosed cases of diabetes.

On March 3, 2010, Transition announced that it had acquired the rights to a series of preclinical compounds from Lilly in the area of diabetes. Under this licensing and collaboration agreement with Lilly, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss.

The unique properties of these compounds have the potential to provide important therapeutic benefits to type 2 diabetes patients and could represent the next generation of diabetes therapies to be advanced to clinical development. Transition is currently performing the necessary work to prepare these compounds for the clinic.

TT-223 for Diabetes

Preclinical and clinical data suggested that gastrin may play an important role in beta cell differentiation and function, potentially capable of providing sustained glucose control in type 2 diabetes.

TT-223 Clinical Development

Transition’s first diabetes therapy TT-223 in combination with EGF, a combination of Transition’s epidermal growth factor analogue and a gastrin analogue, completed a Phase IIa clinical trial in type 2 diabetics. This clinical trial evaluated the efficacy, safety and tolerability of a 28-day course of daily TT-223 in combination with EGF treatment with a six month follow-up.

This clinical data from the TT-223 in combination with EGF study supported the potential of the TT-223 gastrin analogue as a stand alone therapy and in combination with other diabetes therapies. On March 13, 2008, Lilly and the Company entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition’s gastrin-based therapies, including the compound TT-223.

In August 2008, Transition and its collaboration partner Lilly initiated a Phase II trial evaluating TT-223 in type 2 diabetes patients receiving metformin and/or thiazolidinediones (TZDs) which completed patient enrollment in February 2009.

On January 25, 2010, the Company announced the results from a Phase II clinical study of gastrin analogue, TT-223, in patients with type 2 diabetes. Patients who received the highest daily dose of TT-223 for 12 weeks and completed the entire study without adjusting their diabetes therapies experienced a statistically significant reduction in HbA1c of 1.13%, 6 months after completing TT-223. Patients who had received placebo treatment experienced a 0.22% HbA1c reduction 6 months post-treatment. HbA1c is a reflection of a person’s average glucose level and is used by doctors as a measure of glucose management. Post prandial and AUC (area under the curve) glucose showed improvement versus placebo but not against baseline at 3 and 6 months post-treatment, while fasting blood glucose and mixed meal tolerance insulin parameter tests did not show improvement. No detectable changes in weight were observed. There were no treatment-related serious adverse events. The most common adverse event was nausea, which was generally mild to moderate and decreased in frequency and severity over the treatment period.

On March 23, 2009, Transition announced the initiation of a Phase Ib clinical study of TT-223 in combination with a GLP-1 analogue in patients with type 2 diabetes. The study is a randomized, double-blind, placebo-controlled study in approximately 140 patients to evaluate the safety, tolerability and efficacy of daily TT-223 treatments in combination with weekly administrations of GLP-1 analogue, for a combination treatment period of 4 weeks with a 5-month follow-up.

In September 2010, Transition announced the clinical study of TT-223 in combination with a GLP-1 analogue did not meet study efficacy endpoints. Given these findings, there will be no further development of TT-223. However, the next generation diabetes compounds that Transition has in-licensed from Lilly (TT401/402), as announced on March 3 2010, act through a distinctly different mechanism of action from gastrin based therapies. The companies continue to work diligently on this program and the licensing arrangement is unaffected by the TT-223 clinical study results.

Expenditures for the TT-223 Program

During the year ended June 30, 2010 and 2009, the Company incurred direct research and development costs for this program as follows:

TT-223 Program (1)	Fiscal 2010	Fiscal 2009
Pre-clinical studies	$(6,330)	$135,037
Clinical studies	2,226,732	4,685,399
Manufacturing	(16,652)	687,946
Other direct research	37,018	372,679
Reimbursement from Lilly
Clinical studies	(725,527)	(2,011,246)
Manufacturing	(9,066)	(165,076)
Other research	—	(536,321)
Other	(137,730)	(852,067)
TOTAL	$1,368,445	$2,316,351

(1)

These costs, except “Reimbursement from Lilly”, are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

The Next Steps

Transition’s goal for its programs is to achieve product approval and ultimately significant revenues or royalties. To achieve product approval, the Company must successfully complete clinical trials and achieve regulatory approval. The stages of development of the Company’s technologies are illustrated below:

OVERALL PERFORMANCE

During fiscal 2010, the Company continued to advance its lead products through clinical trials. The Company is collaborating with Elan to develop the Alzheimer’s disease drug candidate ELND005 (AZD-103). Transition and Elan announced the topline summary results of the Phase II study and announced that they are advancing ELND005 (AZD-103) forward into a Phase III clinical trial.

In addition, the Company announced the initiation of a Phase I clinical study of TT-301 and that the first patient has been dosed. This study is a double blind, randomized, placebo controlled study in which healthy volunteers will receive placebo or escalating doses of intravenously administered TT-301. The primary objectives of the trial are to evaluate the safety, tolerability and pharmacokinetics of TT-301. The data from Phase I studies are a first step in the development of TT-301 for central nervous system (CNS) intravenous indications, ICH and TBI.

Transition announced a licensing agreement with Lilly and has acquired the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss.

Also, in September 2010, Transition announced the clinical study of TT-223 in combination with a GLP-1 analogue did not meet study efficacy endpoints. Given these findings, there will be no further development of TT-223. However, the companies continue to work diligently on the TT-401/402 program and that licensing arrangement is unaffected by the TT-223 clinical study results.

At June 30, 2010, the Company’s cash and cash equivalents and short term investments were $27,077,855. The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months.

The Company’s net loss for the year ended June 30, 2010 decreased by $3,065,581 or 14% to $19,308,910 from a loss of $22,374,491 reported in fiscal 2009. The decrease in net loss is primarily due to a significant increase in revenue and decreases in research and development expenses, general and administrative expenses and amortization. The decrease in net loss is partially offset by a foreign exchange loss resulting from the strengthening Canadian dollar and a reduction in interest income due to decreased effective interest rates and reduced cash balances. The decrease in net loss has also been partially offset by the impairment of intangible assets recognized in the second quarter of fiscal 2010, primarily relating to the write-off of the intangible assets acquired from Forbes Medi-Tech Research Inc. (“Forbes”).

In upcoming periods, the Company’s losses are expected to increase primarily as a result of increased clinical expenditures as the Company continues the clinical development of multiple products.

SELECTED ANNUAL INFORMATION

The following table is a summary of selected audited consolidated financial information of the Company for each of the three most recently completed financial years:

	June 30, 2010	June 30, 2009	June 30, 2008
Revenue	$4,503,892	$2,513,108	$1,596,722
Net loss (1)	$19,308,910	$22,374,491	$16,119,202
Basic and diluted net loss per common share	$0.83	$0.97	$0.70
Total assets	$49,659,526	$72,819,261	$94,875,961
Total long-term liabilities (2)	$57,160	$68,592	$80,024
Cash dividends declared per share	$—	$—	$—

Notes:

(1)	Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.
(2)	Total long-term liabilities exclude deferred revenue, a non-financial liability.

ANNUAL RESULTS – YEAR ENDED JUNE 30, 2010 COMPARED TO YEAR ENDED JUNE 30, 2009

RESULTS OF OPERATIONS

Revenue

Revenue increased $1,990,784 or 79% to $4,503,892 for the fiscal year ended June 30, 2010 as compared to $2,513,108 for the fiscal year ended June 30, 2009. The revenue recognized during fiscal 2010 relates to the Company’s collaboration agreement with Lilly. Management has recorded $4,503,892 of the deferred up-front payment from Lilly as revenue during fiscal 2010 and $2,513,108 during the fourth quarter of fiscal 2009. The upfront payment related to the Company’s collaboration agreement with Lilly has been fully recognized at June 30, 2010.

At June 30, 2010, the Company continues to defer the $20,719,750 (US$20,000,000) received from Elan for licensing fees, upfront and milestone payments in connection with the collaboration to develop the Alzheimer’s disease drug candidate ELND005 (AZD-103). Revenue from this collaboration will be recognized once the profitability of the arrangement can be reasonably determined.

Research and Development

Research and development expenses decreased to $13,131,473 for the fiscal year ended June 30, 2010 from $17,642,196 for the fiscal year ended June 30, 2009. The decrease, $4,510,723 or 26%, is primarily due to a decrease in clinical development costs related to ELND005 (AZD-103) and TT-223 clinical trials, reduced research and development costs resulting from the closure of Transition Therapeutics (USA) Inc. facility located in the United States, and a decrease in salary expenses resulting from fiscal 2009 staff reductions undertaken as part of a corporate restructuring. These decreases are partially offset by increased preclinical and clinical costs associated with advancing the TT-301/302 and the TT-401/402 compounds.

The Company anticipates that research and development expenses will increase in fiscal 2011 if the Company elects to participate in the announced Phase III clinical study for Alzheimer’s disease drug candidate ELND005 (AZD-103). Research and development cost are also expected to increase as the Company advances the clinical development of the TT-301/302 compounds and commences development on the compounds acquired from Lilly known as TT-401/402.

General and Administrative

General and administrative expenses decreased to $6,084,420 for the fiscal year ended June 30, 2010 from $6,553,330 for the fiscal year ended June 30, 2009. The decrease, $468,910 or 7% in general and administrative expenses is due to decreased external communication and consulting fees and reduced stock option expenses. These decreases have been partially offset by increases in accounting fees.

The Company anticipates that general and administrative expenses in fiscal 2011 will remain relatively consistent with fiscal 2010.

Amortization

Amortization for the fiscal year ended June 30, 2010, decreased $386,081 or 12% to $2,736,031 as compared to $3,122,112 for the fiscal year ended June 30, 2009.

The decrease in amortization expense during fiscal 2010 is due to the fact that certain intangible assets acquired from Protana were fully amortized during fiscal 2009 as well as the reduced amortization expense resulting from certain assets which were written off in the fourth quarter of fiscal 2009.

The Company anticipates that amortization expenses will decrease in fiscal 2011 as a result of the intangible assets that were written off during fiscal 2010 and also due to the fact that the intangible assets acquired from Protana will be fully amortized by the second quarter of fiscal 2011.

Impairment of Intangible Assets

Impairment of intangible assets for the fiscal year ended June 30, 2010, increased $466,714 or 71% to $1,124,945 as compared to $658,231 for the fiscal year ended June 30, 2009.

During the second quarter of fiscal 2010, management assessed the development potential of the intangible assets acquired from Forbes and accordingly, recognized an impairment of the intangible assets of $1,053,446. In addition, the Company terminated the licensing agreement with London Health Sciences Centre Research Inc. and accordingly, the associated patents were written off, resulting in an impairment loss of $71,499 being recognized during the three-month period ended December 31, 2009.

In fiscal 2009, in connection with the termination of the General Hospital Corp agreement (“GHC”), the Company no longer had any financial obligations to GHC and determined that the sub-licensing fees and prepaid royalties paid to GHC had a fair value of Nil. Accordingly, the Company recorded an impairment of intangible assets of $658,231 which represented the carrying value of the assets prior to the agreement being terminated.

Interest Income, net

Interest income, net for the fiscal year ended June 30, 2010, was $197,579 as compared to $999,226 for the fiscal year ended June 30, 2009, resulting in a decrease of $801,647. The decrease in interest income resulted from decreased cash balances due to cash disbursements as well as decreases in effective interest rates.

In the absence of additional financing, interest income is expected to decrease in fiscal 2011.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at June 30, 2010.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2010
Revenue	$304,436	$987,828	$2,543,221	$668,407	$4,503,892
Net loss (1)	$5,613,461	$6,055,627	$3,063,270	$4,576,552	$19,308,910
Basic and diluted net loss per common share	$0.24	$0.26	$0.13	$0.20	$0.83
2009
Revenue	$—	$—	$—	$2,513,108	$2,513,108
Net loss (1)	$5,032,796	$4,873,270	$5,738,815	$6,729,610	$22,374,491
Basic and diluted net loss per common share	$0.22	$0.21	$0.25	$0.29	$0.97

Notes:

(1)	Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.

The fluctuations of Transition’s quarterly results are primarily due to changes in activity levels of the clinical trials being performed by the Company, amortization of the technology relating to the assets acquired from Protana, ENI, NeuroMedix and Forbes, and the assets associated with the GHC sublicensing agreement, foreign exchange gains and losses, recognition of up-front and licensing fees relating to the Lilly agreement, interest income, corporate development costs, and the closure of the U.S. operations in fiscal 2009.

FOURTH QUARTER RESULTS

The following table is a summary of selected information for the three month periods ended June 30, 2010 and June 30, 2009:

	2010 ($)	2009 ($)
Revenue – Licensing fees	668,407	2,513,108
Research and development, net	3,137,292	4,829,539
General and administrative	1,601,780	1,769,879
Amortization	677,906	829,787
Impairment of intangibles	—	658,231
Interest income, net	41,285	68,544
Net loss	4,576,552	6,729,610

Review of Operations

For the three month period ended June 30, 2010, the Company’s net loss decreased by $2,153,058 or 32% to $4,576,552 compared to $6,729,610 for the same period in fiscal 2009.

Revenue decreased to $668,407 from $2,513,108 for the same period in fiscal 2009. During the fourth quarter of fiscal 2009, management made a determination that the Lilly agreement will be profitable and accordingly commenced recognition of the revenue related to the upfront payment. During the fourth quarter of fiscal 2010, management has recorded $668,407 of the deferred up-front payment from Lilly as revenue. The up-front payment was fully recognized by June 30, 2010.

Research and development expenses decreased by $1,692,247 or 35% to $3,137,292 compared to $4,829,539 for the same period in fiscal 2009. This decrease was primarily due to a decrease in clinical development costs related to ELND005 (AZD-103) and TT- 223 clinical trials and reduced research and development costs resulting from the closure of Transition Therapeutics (USA) Inc. facility located in the United States. These decreases are partially offset by increased preclinical and clinical costs associated with advancing the TT-301/302 and increased preclinical costs associated with advancing the TT-401/402 compounds.

General and administrative expenses decreased by $168,099 or 9% to $1,601,780 from $1,769,879 for the same period in fiscal 2009. This decrease was primarily due to decreased external communication and consulting fees and reduced stock option expenses. These decreases have been partially offset by increases in directors and officers insurance premium.

Amortization expense decreased $151,881 or 18% to $677,906 from $829,787 for the same period in fiscal 2009. The decrease in amortization expense relate to the fact that the workforce acquired from Protana was fully amortized during fiscal 2009 as well as the reduced amortization expense resulting from certain assets which were written off in the fourth quarter of fiscal 2009.

During the three-month period ending June 30, 2010, the Company did not recognize an impairment loss on intangible assets. In the same period during fiscal 2009, the Company recognized an impairment of intangible assets in the amount of $658,231 relating to the write-off of the balance of sub-licensing fees and prepaid royalties paid to GHC as a result of the agreement being terminated.

Interest income, net, decreased $27,259 or 40% to $41,285 from $68,544 for the same period in fiscal 2009. This decrease primarily resulted from decreases in effective interest rates and declining cash balances.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results can differ from those estimates. We have identified the following areas which we believe require management’s most subjective judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods.

Valuation and Amortization of Intangible Assets

The Company’s intangible assets are comprised of purchased or licensed pharmaceutical compounds, technology and patents. The costs of the Company’s intangible assets are amortized over the estimated useful life ranging from 5 to 20 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company re-evaluates the useful life when there has been a change in these factors. The Company assesses its intangible assets for recoverability whenever indicators of impairment exist.

When the carrying value of an asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value is below the asset’s carrying value.

Valuation Allowance for Future Tax Assets

The Company has recorded a valuation allowance on certain future tax assets primarily related to the carryforward of operating losses and qualifying research and development expenses. The Company has determined that it is more likely than not that some of these carryforward amounts will not be realized based on historical results and estimated future taxable income. The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carryforward amounts, which could result in a material change in our net income (loss) through the recovery of future income taxes. However, there is no assurance that the Company will be able to record future income tax recoveries in the future.

Equity Based Valuations

When the Company issues equity based instruments (i.e. stock options), an estimate of fair value is derived for the equity instrument using the Black-Scholes pricing model. The application of this pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company’s stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company’s dividend policy in the future. If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

Recognition of Deferred Revenue

As a result of the Company’s collaboration agreements with Elan and Lilly, the Company has recorded deferred revenue.

The up-front and milestone payments received from Elan and the up-front payment received from Lilly have been initially recorded as deferred revenue and will be recognized as income on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated. Significant assumptions used to estimate the profitability of the collaboration arrangement include the timing and amount of costs to be incurred to complete the clinical trials and the results of the clinical trials. Actual results could differ materially from the estimates made by management.

With respect to the Lilly collaboration, management determined that the agreement is profitable and accordingly, all amounts previously deferred have been recognized as revenue at June 30, 2010.

ADOPTION OF NEW ACCOUNTING POLICIES

Effective July 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets. This new standard replaces CICA 3062, “Goodwill and Other Intangible Assets” and CICA 3450, “Research and Development Costs”. The standard establishes standards for recognition, measurement, and disclosure of goodwill and intangibles. The changes relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards (“IFRS”). The adoption of this new standard did not have a material impact on the Company’s consolidated financial statements.

During the year the Company adopted the amendments to the disclosure requirements under CICA Handbook Section 3862 “Financial Instruments-Disclosure” for all financial assets and liabilities that are recognized at fair value in the consolidated financial statements. These amendments expand the disclosure requirements around fair value and establish a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

FUTURE ACCOUNTING CHANGES

International Financial Reporting Standards Conversion

In February 2008, the Accounting Standards Board (AcSB) confirmed that Canadian GAAP for public companies will be converged with IFRS for accounting periods commencing on or after January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are some significant differences on recognition, measurement and disclosures. The Company will be required to report under IFRS for interim and annual financial statements beginning July 1, 2011 and provide IFRS comparative figures for the preceding fiscal year, including an opening balance sheet as at July 1, 2010.

The Company has developed a three phase conversion plan to adopt IFRS by July 1, 2011 as follows:

Phase 1 – Scope and Plan: This first phase involves the development of an initial project plan and structure, the identification of differences between IFRS and existing Canadian GAAP, and an assessment of their applicability and the expected impact on the Company;

Phase 2 – Design and Build: This second phase includes the detailed review, documentation and selection of accounting policy choices relating to each applicable IFRS standard. This phase will also include assessing the impact of the conversion on business activities, including the effect on information technology and data systems, income tax, internal controls over financial reporting and disclosure controls. In this phase, accounting policies will be finalized, first-time adoption exemptions and exceptions will be considered and draft financial statements and note disclosures will be prepared;

Phase 3 – Implement and Review: This final phase involves the actual implementation of IFRS standards. This phase will involve the finalization of IFRS conversion impacts, approval and implementation of accounting policies, implementation of testing of new processes, systems and controls, and the execution of detailed training where required.

To comply with Canadian Securities Administrators Staff Notice 52-320, Disclosure of Expected Changes in Accounting Policies Relating to Changeover to IFRS, the Company has presented the following information regarding its changeover plan and progress to date, major identified differences in accounting standards and expected changes to accounting policies to allow investors and others to be informed on how the Company expects to be affected by the changeover to IFRS. This information reflects management’s most recent assumptions and expectations; however, changes to IFRS or economic conditions may change these assumptions or expectations.

	Key Activities	Timeline/Progress to Date
Accounting policies and financial reporting	Identify applicable differences between IFRS and current Canadian GAAP accounting practices	Identification of IFRS differences impacting the Company is substantially complete, pending future IFRS changes released by the IASB
	Finalize accounting policy choices and assess elective options under IFRS 1 First Time Adoption	Initial accounting policy choices and applicable elective options under IFRS 1 have been identified and presented to the Audit Committee
	Quantify effects of changeover on opening balance sheet	The opening balance sheet adjustments are in the process of being quantified and this process is expected to be completed by December 31, 2010
	Prepare first financial statements and note disclosures under IFRS accounting standards	The Company has drafted their first financial statements under IFRS and these statements are in the process of being finalized and are expected to be completed by June 30, 2011
Information technology and data systems	Evaluate accounting system for changes related to the adoption of IFRS	This process/assessment has been completed and no significant changes are required.

Internal controls over financial reporting	Approval of accounting policy choices and initial IFRS 1 elections	Initial accounting policy choices and applicable elective options under IFRS 1 have been reviewed by management and the Audit Committee
	Design, implement and test controls over IFRS data	Control procedures are in place and will be tested at the first quarter of fiscal 2011
Disclosure controls and procedures	Review and approval of IFRS disclosures	Review and approval of ongoing IFRS disclosures is part of the current disclosure approval process
Expertise and training	Technical review of IFRS standards, IFRS 1 elections and policy choices	Senior finance personnel have attended external IFRS training sessions, participated in web training sessions and have received continuous communication from third parties including accounting service providers and IASB’s IFRS website

Major Differences Identified

The Company has identified various IFRS standards below that differ from current accounting practices and that management expects may have a financial impact on its financial statements upon initial conversion. While the quantification of the financial impact has not been finalized at this time, the following narrative discussion provides insight into key elements of the Company’s consolidated financial statements that are expected to be impacted by the changeover to IFRS.

IFRS 1, First-time Adoption of International Financial Reporting Standards, is the standard that provides guidance for creating the Company’s first IFRS consolidated financial statements. The standard provides elective options in the opening balance sheet to allow financial information to be produced at a cost that does not exceed the benefits to users, and it provides mandatory exceptions to retrospective application of IFRS in certain circumstances to ensure the benefit of hindsight does not impact the integrity of historical information. At this time, the Company expects to apply the following IFRS 1 elections and exemptions in its opening balance sheet:

•

IFRS 2, Share-based payments, encourages entities to apply the standard to all equity instruments issued, however, under IFRS 1, the Company may elect not to apply IFRS 2 to equity instruments issued prior to November 7, 2002 that were vested prior to the date of transition. The Company will make this election and apply IFRS 2 only to equity instruments that were issued after November 7, 2002 that had not vested prior to July 1, 2010. The Company currently uses a straight-line approach to amortization of stock-based compensation expense. Under IFRS 2, options that vest in installments are amortized accordingly in an accelerated format. In addition, the Company currently adjusts for forfeitures as they occur whereas IFRS 2 will require an estimate of forfeitures on initial recognition;

•

IFRS 3, Business Combinations, may be applied retrospectively or prospectively. The Company will elect to prospectively apply the standard such that all business combinations prior to July 1, 2010 will not be restated to comply with IFRS 3;

•

IFRS 1 – Mandatory Exceptions, allow first time adopters to continue to use its Canadian GAAP estimates under IFRS, unless there is evidence that those estimates were in error. The Company will apply this exception and is in the process of reviewing its estimates to ensure compliance with IFRS. Based on the work performed to date, no differences are expected to arise.

Other Areas of Focus

•

IAS 18 – Revenue Recognition: The Company is currently in the process of reviewing its license and collaboration contracts to assess the appropriate accounting treatment for the milestone payments under these contracts. Specifically the Company is assessing the milestone payment received from Elan which has been recorded as deferred revenue under Canadian GAAP. At the present time the Company has not concluded on what the appropriate revenue recognition treatment is for the payments received.

Presentation

Pursuant to IAS 1, Presentation of Financial Statements, the Company will be required to group its expenses on the income statement using a classification system based solely on function. The Company currently presents its expenses by function with the exception of amortization of property and equipment and intangible assets. The Company’s IFRS consolidated statement of profit or loss will allocate amortization to the relevant functional areas of research and development and general and administrative expenses.

Under IAS 24, Related Party Disclosures, key management and board member compensation is disclosed in total and is analyzed by component. Comprehensive disclosures of related party transactions are required for each category of related party relationship. The Company currently does not consider management compensation as related party transactions. Upon the adoption of IFRS, the Company will disclose management and board member compensation as part of related party disclosures.

Management continues to draft the IFRS consolidated financial statements and related disclosures and Management anticipates that additional disclosures will be required under IFRS.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

CICA Section 1582, Business Combinations

This pronouncement replaces CICA 1581, “Business Combinations”. The standard establishes standards for the accounting for a business combination and represents the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), “Business Combinations”. These changes are effective for business combinations occurring on or after January 1, 2011, with early adoption permitted. The Company is evaluating the effects of adopting this new standard and the date at which the Company will adopt the new standard.

CICA Section 1601, Consolidated Financial Statements and CICA Section 1602, Non-Controlling Interests

These pronouncements collectively replace CICA 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. This standard is equivalent to the corresponding provisions of IFRS standard IAS 27 (Revised), “Consolidated and Separate Financial Statements”. These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption is permitted as of the beginning of a fiscal year. The Company is evaluating the effects of adopting this new standard and the date at which the Company will adopt the new standard.

CICA EIC 175, Multiple-Deliverable Revenue Arrangements

This pronouncement provides an alternative method for determining the selling price of deliverables. This guidance eliminates the residual method of allocating arrangement consideration and requires expanded qualitative and quantitative disclosures. EIC 175 is effective prospectively for revenue arrangements entered into or materially modified in years beginning on or after January 1, 2011 and early adoption is permitted. The Company is evaluating the effects of adopting this new standard.

RECENT U.S. ACCOUNTING PRONOUNCEMENTS

On April 25, 2008, the FASB issued ASC Topic 350, Determination of the Useful Life of Intangible Assets. ASC Topic 350 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC Topic 350, Goodwill and Other Intangible Assets. The intent of ASC Topic 350 is to improve the consistency between the useful life of a recognized intangible asset under ASC Topic 350 and the period of expected cash flows used to measure the fair value of the asset under ASC Topic 805, Business Combination, and other U.S. GAAP. ASC Topic 350 is effective for financial years beginning after March 15, 2008. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset of this ASC Topic 350 shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The adoption of this new abstract did not have a material impact on the consolidated financial position or results of operations.

On December 12, 2007, the ASC Topic 808, Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property. The abstract may impact the presentation or revenues and costs generated in a collaborative arrangement. The abstract is effective for years beginning on or after March 15, 2008. The adoption of this new abstract did not have a material impact on the consolidated financial position or results of operations.

In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements. ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and is effective for the Company on July 1, 2010. We are evaluating the impact that the adoption of ASU 2009-13 will have on our financial position, results of operations, cash flows and disclosures.

In April 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-17 (ASU 2010-17), Revenue Recognition—Milestone Method (Topic 605), which provides guidance on applying the milestone method to milestone payments for achieving specified performance measures when those payments are related to uncertain future events. ASU 2010-17 is effective for fiscal years and interim periods within those years beginning on or after June 15, 2010 with early adoption permitted. ASU 2010-17 is effective for the Company on July 1, 2010. The Company is currently evaluating the impact ASU 2010-17 will have on the Company’s consolidated financial statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management’s Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Company’s CEO and CFO, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of June 30, 2010 as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Company’s CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of June 30, 2010, the Company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities

Exchange Act of 1934). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2010. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. The Company’s management, including the CEO and CFO, concluded that, as of June 30, 2010, the Company’s internal control over financial reporting was effective based on the criteria in Internal Control — Integrated Framework issued by COSO.

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report included in the Company’s audited consolidated financial statements for the year ended June 30, 2010.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs. All revenue to date has been generated from interest income on surplus funds, milestone payments, and licensing fees. The Company has incurred a cumulative deficit to June 30, 2010 of $145,844,172. Losses are expected to continue for the next several years as the Company invests in research and development, preclinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options, interest earned on cash deposits and short term investments, revenues and reimbursements from partners, and proceeds from the sale of assets transferred under contractual arrangement.

The Company’s cash, cash equivalents and short term investments and the Company’s working capital position were $27,077,855 and $25,868,484 respectively, at June 30, 2010, a decrease from June 30, 2009 balances of $45,641,056 and $44,674,766 (1) respectively. The decrease is primarily the result of operating expenditures incurred during the fiscal year ended June 30, 2010 as well an up-front payment of $1,055,900 (US$1,000,000) paid to Lilly relating to the in-licensed preclinical diabetes compounds. The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months.

(1) Working capital excludes current portion of deferred revenue

The success of the Company is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities, operations, and partnerships. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

Financial instruments of the Company consist mainly of cash and cash equivalents, short term investments, accounts payable and accrued liabilities and amounts due to/from Elan and Lilly. Management’s primary investment objective is to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures.

The Company is exposed to market risks related to volatility in interest rates for the Company’s investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in US dollars.

The Company is exposed to interest rate risk to the extent that the cash equivalents and short term investments are at a fixed rate of interest and their market value can vary with the change in market interest rates. The Company’s maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Contractual Obligations

Minimum payments under our contractual obligations as of June 30, 2010 are as follows:

	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years	Total

Operating leases	$277,926	$184,474	$—	$—	$462,400

Collaboration agreements	$6,387	$—	$—	$—	$6,387

Clinical and toxicity study agreements	$554,632	$—	$—	$—	$554,632

Manufacturing agreements	$560,587	$—	$—	$—	$560,587

TOTAL	$1,399,532	$184,474	$—	$—	$1,584,006

Subsequent to June 30, 2010, the Company entered into manufacturing and clinical and toxicity study agreements aggregating $1,714,000.

PROPOSED TRANSACTIONS

On September 28, 2009, the Company filed a preliminary short form base shelf prospectus with securities regulatory authorities in Canada and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10. The shelf prospectus has become effective and provides for the potential offering in selected Canadian provinces and the United States of up to an aggregate amount of US$75 million of Transition’s common shares, warrants, or a combination thereof, from time to time in one or more offerings until November 8, 2011. Utilization of the US shelf prospectus is dependent upon meeting certain market capitalization thresholds at the time of financing.

OUTSTANDING SHARE DATA

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares.

Issued and Outstanding

The following details the issued and outstanding equity securities of the Company:

Common Shares

As at September 24, 2010, the Company has 23,217,599 common shares outstanding.

Stock Options

As at September 24, 2010, the Company has 2,202,211 stock options outstanding with exercise prices ranging from $3.42 to $18.00 and expiry dates ranging from October 10, 2010 to August 12, 2015. At September 24, 2010, on an if-converted basis, these stock options would result in the issuance of 2,202,211 common shares at an aggregate exercise price of $22,284,385.

RISKS AND UNCERTAINTIES

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the following risk factors, in addition to the other information provided in this MD&A and the Company’s other disclosure documents filed on www.sedar.com.

The Company will require significant additional financing and it may not have access to sufficient capital.

The Company anticipates that it will need additional financing in the future to fund its ongoing research and development programs and for general corporate requirements. The Company may choose to seek additional funding through public or private offerings, corporate collaborations or partnership arrangements. The amount of financing required will depend on many factors including the financial requirements of the Company to fund its research and clinical trials, and the ability of the Company to secure partnerships and achieve partnership milestones as well as to fund other working capital requirements. The Company’s ability to access the capital markets or to enlist partners is mainly dependent on the progress of its research and development and regulatory approval of its products. There is no assurance that additional funding will be available on acceptable terms, if at all.

The Company has a history of losses, and it has not generated any product revenue to date. It may never achieve or maintain profitability.

Since inception, the Company has incurred significant losses each year and expects to incur significant operating losses as the Company continues product research and development and clinical trials. There is no assurance that the Company will ever successfully commercialize or achieve revenues from sales of its therapeutic products if they are successfully developed or that profitability will ever be achieved or maintained. Even if profitability is achieved, the Company may not be able to sustain or increase profitability.

We are an early stage development company in an uncertain industry.

The Company is at an early stage of development. Preclinical and clinical trial work must be completed before our products could be ready for use within the markets we have identified. We may fail to develop any products, to obtain regulatory approvals, to enter clinical trials or to commercialize any products. We do not know whether any of our potential product development efforts will prove to be effective, meet applicable regulatory standards, obtain the requisite regulatory approvals or be capable of being manufactured at a reasonable cost. If the Company’s products are approved for sale, there can be no assurance that the products will gain market acceptance among consumers, physicians, patients and others in the medical community. A failure to gain market acceptance may adversely affect the revenues of the Company.

The Company is subject to a strict regulatory environment.

None of the Company’s product candidates have received regulatory approval for commercial sale.

Numerous statutes and regulations govern human testing and the manufacture and sale of human therapeutic products in Canada, the United States and other countries where the Company intends to market its products. Such legislation and regulation bears upon, among other things, the approval of protocols and human testing, the approval of manufacturing facilities, testing procedures and controlled research, review and approval of manufacturing, preclinical and clinical data prior to marketing approval including adherence to Good Manufacturing Practices (“GMP”) during production and storage as well as regulation of marketing activities including advertising and labelling.

The completion of the clinical testing of our product candidates and the obtaining of required approvals are expected to take years and require the expenditure of substantial resources. There can be no assurance that clinical trials will be completed successfully within any specified period of time, if at all. Furthermore, clinical trials may be delayed or suspended at any time by the Company or by regulatory authorities if it is determined at any time that patients may be or are being exposed to unacceptable health risks, including the risk of death, or that compounds are not manufactured under acceptable GMP conditions or with acceptable quality. Any failure or delay in obtaining regulatory approvals would adversely affect the Company’s ability to utilize its technology thereby adversely affecting operations. No assurance can be given that the Company’s product candidates or lead compounds will prove to be safe and effective in clinical trials or that they will receive the requisite protocol approval or regulatory approval. Furthermore, no assurance can be given that current regulations relating to regulatory approval will not change or become more stringent. There are no assurances the Company can scale-up, formulate or manufacture any compound in sufficient quantities with acceptable specifications for the regulatory agencies to grant approval or not require additional changes or additional trials be performed. The agencies may also require additional trials be run in order to provide additional information regarding the safety, efficacy or equivalency of any compound for which the Company seeks regulatory approval. Similar restrictions are imposed in foreign markets other than the United States and Canada. Investors should be aware of the risks, problems, delays, expenses and difficulties which may be encountered by the Company in light of the extensive regulatory environment in which the Company’s business operates.

Even if a product candidate is approved by the FDA or any other regulatory authority, the Company may not obtain approval for an indication whose market is large enough to recoup its investment in that product candidate. The Company may never obtain the required regulatory approvals for any of its product candidates.

The Company is faced with uncertainties related to its research.

The Company’s research programs are based on scientific hypotheses and experimental approaches that may not lead to desired results. In addition, the timeframe for obtaining proof of principle and other results may be considerably longer than originally anticipated, or may not be possible given time, resource, financial, strategic and collaborator scientific constraints. Success in one stage of testing is not necessarily an indication that the particular program will succeed in later stages of testing and development. It is not possible to predict, based upon studies in in-vitro models and in animals, whether any of the compounds made for these programs will prove to be safe, effective, and suitable for human use. Each compound will require additional research and development, scale-up, formulation and extensive clinical testing in humans. Development of these compounds will require investigations into the mechanism of action of the molecules as these are not fully understood. Unsatisfactory results obtained from a particular study relating to a program may cause the Company to abandon its commitment to that program or to the lead compound or product candidate being tested. The discovery of unexpected toxicities, lack of sufficient efficacy, poor physiochemical properties, unacceptable ADME (absorption, distribution, metabolism and excretion) and DMPK (drug metabolism and pharmacokinetics), pharmacology, inability to increase scale of manufacture, market attractiveness, regulatory hurdles, competition, as well as other factors, may make the Company’s targets, lead compounds or product candidates unattractive or unsuitable for human use, and the Company may abandon its commitment to that program, target, lead compound or product candidate. In addition, preliminary results seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials.

If difficulties are encountered enrolling patients in the Company’s clinical trials, the Company’s trials could be delayed or otherwise adversely affected.

Clinical trials for the Company’s product candidates require that the Company identify and enrol a large number of patients with the disorder under investigation. The Company may not be able to enrol a sufficient number of patients to complete its clinical trials in a timely manner. Patient enrolment is a function of many factors including, but not limited to, design of the study protocol, size of the patient population, eligibility criteria for the study, the perceived risks and benefits of the therapy under study, the patient referral practices of physicians and the availability of clinical trial sites. If the Company has difficulty enrolling a sufficient number of patients to conduct the Company’s clinical trials as planned, it may need to delay or terminate ongoing clinical trials.

Even if regulatory approvals are obtained for the Company’s product candidates, the Company will be subject to ongoing government regulation.

Even if regulatory authorities approve any of the Company’s human therapeutic product candidates, the manufacture, marketing and sale of such products will be subject to strict and ongoing regulation. Compliance with such regulation may be expensive and consume substantial financial and management resources. If the Company, or any future marketing collaborators or contract manufacturers, fail to comply with applicable regulatory requirements, it may be subject to sanctions including fines, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawal of regulatory approvals and criminal prosecution. Any of these sanctions could delay or prevent the promotion, marketing or sale of the Company’s products.

The Company may not achieve its projected development goals in the time frames announced and expected.

The Company sets goals for and makes public statements regarding the timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory submission and approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in the Company’s clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize its products.

There can be no assurance that the Company’s clinical trials will be completed, that the Company will make regulatory submissions or receive regulatory approvals as planned. If the Company fails to achieve one or more of these milestones as planned, the price of the Common Shares would likely decline.

If the Company fails to obtain acceptable prices or adequate reimbursement for its human therapeutic products, its ability to generate revenues will be diminished.

The Company’s ability to successfully commercialize its human therapeutic products will depend significantly on its ability to obtain acceptable prices and the availability of reimbursement to the patient from third-party payers, such as government and private insurance plans. While the Company has not commenced discussions with any such parties, these third-party payers frequently require companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for pharmaceuticals and other medical products. The Company’s human therapeutic products may not be considered cost-effective, and reimbursement to the patient may not be available or sufficient to allow the Company to sell its products on a competitive basis. The Company may not be able to negotiate favourable reimbursement rates for its human therapeutic products.

In addition, the continuing efforts of third-party payers to contain or reduce the costs of healthcare through various means may limit the Company’s commercial opportunity and reduce any associated revenue and profits. The Company expects proposals to implement similar government control to continue. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost control initiatives could decrease the price that the Company or any current or potential collaborators could receive for any of its human therapeutic products and could adversely affect its profitability. In addition, in Canada and in many other countries, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control.

If the Company fails to obtain acceptable prices or an adequate level of reimbursement for its products, the sales of its products would be adversely affected or there may be no commercially viable market for its products.

The Company may not obtain adequate protection for its products through its intellectual property.

The Company’s success depends, in large part, on its ability to protect its competitive position through patents, trade secrets, trademarks and other intellectual property rights. The patent positions of pharmaceutical and biopharmaceutical firms, including the Company, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. The patents issued or to be issued to the Company may not provide the Company with any competitive advantage. The Company’s patents may be challenged by third parties in patent litigation, which is becoming widespread in the biopharmaceutical industry. In addition, it is possible that third parties with products that are very similar to the Company’s will circumvent its patents by means of alternate designs or processes. The Company may have to rely on method of use protection for its compounds in development and any resulting products, which may not confer the same protection as compounds per se. The Company may be required to disclaim part of the term of certain patents. There may be prior applications of which the Company is not aware that may affect the validity or enforceability of a patent claim. There also may be prior applications which are not viewed by the Company as affecting the validity or enforceability of a claim, but which may, nonetheless ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that the Company’s patents would, if challenged, be held by a court to be valid or enforceable or that a competitor’s technology or product would be found by a court to infringe the Company’s patents. Applications for patents and trademarks in Canada, the United States and in foreign markets have been filed and are being actively pursued by the Company. Pending patent applications may not result in the issuance of patents, and the Company may not develop additional proprietary products which are patentable.

Patent applications relating to or affecting the Company’s business have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with the Company’s technologies, patents or patent applications, and such conflict could reduce the scope of patent protection which the Company could otherwise obtain. The Company could become involved in interference proceedings in the United States in connection with one or more of its patents or patent applications to determine priority of invention. The Company’s granted patents could also be challenged and revoked in opposition proceedings in certain countries outside the United States.

In addition to patents, the Company relies on trade secrets and proprietary know-how to protect its intellectual property. The Company generally requires its employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with the Company is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of the Company’s employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is the Company’s exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of the Company’s proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to those of the Company or otherwise gain access to the Company’s trade secrets.

The Company currently has the right to use certain technology under license agreements with third parties. The Company’s failure to comply with the requirements of material license agreements could result in the termination of such agreements, which could cause the Company to terminate the related development program and cause a complete loss of its investment in that program.

As a result of the foregoing factors, the Company may not be able to rely on its intellectual property to protect its products in the marketplace.

The Company may infringe the intellectual property rights of others.

The Company’s commercial success depends significantly on its ability to operate without infringing the patents and other intellectual property rights of third parties. There could be issued patents of which the Company is not aware that its products infringe or patents, that the Company believes it does not infringe, but that it may ultimately be found to infringe. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which the Company is unaware that may later result in issued patents that its products infringe.

The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants, including the Company, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. The Company is aware of, and has reviewed, third party patents relating to the treatment of Alzheimer’s disease, diabetes, and other relevant indication areas. In the event of infringement or violation of another party’s patent, the Company may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of the Company’s products or lead to prohibition of the manufacture or sale of the products.

Patent litigation is costly and time consuming and may subject the Company to liabilities.

The Company’s involvement in any patent litigation, interference, opposition or other administrative proceedings will likely cause the Company to incur substantial expenses, and the efforts of its technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject the Company to significant liabilities.

The Company operates in a fiercely competitive business environment.

The biopharmaceutical industry is highly competitive. Competition comes from health care companies, pharmaceutical companies, large and small biotech companies, specialty pharmaceutical companies, universities, government agencies and other public and private companies. Research and development by others may render the Company’s technology or products non-competitive or obsolete or may result in the production of treatments or cures superior to any therapy the Company is developing or will develop. In addition, failure, unacceptable toxicity, lack of sales or disappointing sales or other issues regarding competitors’ products or processes could have a material adverse effect on the Company’s product candidates, including its clinical candidates or its lead compounds.

The market price of the Company’s Common Shares may experience a high level of volatility due to factors such as the volatility in the market for biotechnology stocks generally, and the short-term effect of a number of possible events.

The Company is a public growth company in the biotechnology sector. As frequently occurs among these companies, the market price for the Company’s Common Shares may experience a high level of volatility. Numerous factors, including many over which the Company has no control, may have a significant impact on the market price of Common Shares including, among other things, (i) clinical and regulatory developments regarding the Company’s products and product candidates and those of its competitors, (ii) arrangements or strategic partnerships by the Company, (iii) other announcements by the Company or its competitors regarding technological, product development, sales or other matters, (iv) patent or other intellectual property achievements or adverse developments, (v) arrivals or departures of key personnel; (vi) government regulatory action affecting the Company’s product candidates in the United States, Canada and foreign countries, (vii) actual or anticipated fluctuations in the Company’s revenues or expenses, (viii) general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors, (ix) reports of securities analysts regarding the expected performance of the Company, and (x) events related to threatened, new or existing litigation. Listing on NASDAQ and the TSX may increase share price volatility due to various factors including, (i) different ability to buy or sell the Company’s Common Shares, (ii) different market conditions in different capital markets; and (iii) different trading volume.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of Common Shares, regardless of the Company’s operating performance. In addition, sales of substantial amounts of Common Shares in the public market after any offering, or the perception that those sales may occur, could cause the market price of Common Shares to decline.

Furthermore, shareholders may initiate securities class action lawsuits if the market price of the Company’s stock drops significantly, which may cause the Company to incur substantial costs and could divert the time and attention of its management.

The Company is highly dependent on third parties.

The Company is or may in the future be dependent on third parties for certain raw materials, product manufacture, marketing and distribution and, like other biotechnology and pharmaceutical companies, upon medical institutions to conduct clinical testing of its potential products. Although the Company does not anticipate any difficulty in obtaining any such materials and services, no assurance can be given that the Company will be able to obtain such materials and services.

The Company is subject to intense competition for its skilled personnel, and the loss of key personnel or the inability to attract additional personnel could impair its ability to conduct its operations.

The Company is highly dependent on its management and its clinical, regulatory and scientific staff, the loss of whose services might adversely impact its ability to achieve its objectives. Recruiting and retaining qualified management and clinical, scientific and regulatory personnel is critical to the Company’s success. Competition for skilled personnel is intense, and the Company’s ability to attract and retain qualified personnel may be affected by such competition.

The Company’s business involves the use of hazardous materials which requires the Company to comply with environmental regulation.

The Company’s discovery and development processes involve the controlled use of hazardous materials. The Company is subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result, and any such liability could exceed the Company’s resources. The Company may not be adequately insured against this type of liability. The Company may be required to incur significant costs to comply with environmental laws and regulations in the future, and its operations, business or assets may be materially adversely affected by current or future environmental laws or regulations.

Legislative actions, potential new accounting pronouncements and higher insurance costs are likely to impact the Company’s future financial position or results of operations.

Compliance with changing regulations regarding corporate governance and public disclosure, notably with respect to internal controls over financial reporting, may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty.

Future health care reforms may produce adverse consequences.

Health care reform and controls on health care spending may limit the price the Company can charge for any products and the amounts thereof that it can sell. In particular, in the United States, the federal government and private insurers have considered ways to change, and have changed, the manner in which health care services are provided. Potential approaches and changes in recent years include controls on health care spending and the creation of large purchasing groups. In the future, the U.S. government may institute further controls and different reimbursement schemes and limits on Medicare and Medicaid spending or reimbursement. These controls, reimbursement schemes and limits might affect the payments the Company could collect from sales of any of its products in the United States. Uncertainties regarding future health care reform and private market practices could adversely affect the Company’s ability to sell any products profitably in the United States. Election of new or different political or government officials in large market countries could lead to dramatic changes in pricing, regulatory approval legislation and reimbursement which could have material impact on product approvals and commercialization.

The Company faces an unproven market for its future products.

The Company believes that there will be many different applications for products successfully derived from its technologies and that the anticipated market for products under development will continue to expand. No assurance, however, can be given that these beliefs will prove to be correct due to competition from existing or new products and the yet to be established commercial viability of the Company’s products. Physicians, patients, formularies, third party payers or the medical community in general may not accept or utilize any products that the Company or its collaborative partners may develop.

The Company may be faced with future lawsuits related to secondary market liability.

Securities legislation in Canada has recently changed to make it easier for shareholders to sue. These changes could lead to frivolous law suits which could take substantial time, money, resources and attention or force the Company to settle such claims rather than seek adequate judicial remedy or dismissal of such claims.

The Company may encounter unforeseen emergency situations.

Despite the implementation of security measures, any of the Company’s, its collaborators’ or its third party service providers’ internal computer systems are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failure. Any resulting system failure, accident or security breach could result in a material disruption of the Company’s operations.

The Company’s technologies may become obsolete

The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render the Company’s technologies obsolete, less competitive or less marketable.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.